State of NEW YORK
PUBLIC SERVICE COMMISSION

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Proceeding on Motion of the Commission as to the Rates,   :
Charges, Rules and Regulations of Rochester Gas and       :
Electric Corporation for Electric  Service                :   Case 03-E-0765
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Proceeding on Motion of the Commission as to the Rates,   :
Charges, Rules and Regulations of Rochester Gas and       :   Case 02-E-0198
Electric Corporation for Electric Service                 :
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                                  ELECTRIC RATE
                                 JOINT PROPOSAL












March 9, 2004

                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

I.       Parties......................................................1

II.      Procedural History and Overview..............................1

III.     Term.........................................................3

IV.      Revenue Requirement and Delivery Rates.......................4

V.       Supply Rates.................................................5

VI.      Earnings Sharing Mechanism ("ESM")...........................8

VII.     Supply Options..............................................12

VIII.    Generation..................................................20

IX.      Retail Access...............................................24

X.       Items Subject to Reconciliation.............................26

XI.      Reserve Accounting..........................................28

XII.     Exogenous Costs.............................................30

XIII.    Pensions and OPEBs..........................................31

XIV.     Capital Expenditures........................................32

XV.      Pending Deferral Petitions and Other Matters................32

XVI.     Outreach and Education......................................36

XVII.    Service Quality and Reliability.............................37

XVIII.   Unbundling/Rate Design......................................38

XIX.     Continuing Provisions.......................................41

XX.      Related Proceedings.........................................41

XXI.     Reporting Requirements......................................42

XXII.    Additional Provisions.......................................44

Appendices

         Appendix A -      Provisions Not Continuing

         Appendix B -      Bundled and Delivery Rates, Billing Units and Total
                           Retail Revenues

         Appendix C -      Annual Amortization of Regulatory Assets and
                           Liabilities

         Appendix D -      Annual Accrual for Reserve Accounts

         Appendix E -      Unbundled Revenue Requirement

         Appendix F -      ESR Calculation

         Appendix G -      NBC Calculation

         Appendix H -      Formula for Recovery of Ginna Power Purchase
                           Agreement in NBC Post-Ginna Sale

         Appendix I -      Preliminary Calculation of Ginna Sale Net Proceeds,
                           Shareholder Incentive and ASGA Balance

         Appendix J -      Ginna Sale - ASGA Utilization and Balance

         Appendix K -      Items Subject to Reconciliation

         Appendix L -      Pension and OPEB True-Up Amounts

         Appendix M -      School Tax Accounting Reserve and Disposition

         Appendix N -      Outreach and Education Plan

         Appendix O -      Service Quality and Reliability Mechanism

                          Cases 03-E-0765 and 02-E-0198
                          ELECTRIC RATE JOINT PROPOSAL


                                   I. Parties

     The Parties to this Electric Rate Joint Proposal, which settles contested issues in Cases 03-E-0765 and 02-E-0198, are: Rochester Gas and Electric Corporation ("RG&E"); Staff of the State of New York Department of Public Service ("Staff"); New York State Consumer Protection Board; Multiple Intervenors; Energetix, Inc.; R.E. Ginna Nuclear Power Plant, LLC (a member of the Constellation Energy Group); Charles A. Straka and such other Parties whose authorized representatives have signed the execution pages. The Parties agree to the terms of this Electric Rate Joint Proposal to be presented to the New York State Public Service Commission (the "Commission"). Furthermore, the Parties agree that the proposed rates under this Electric Rate Joint Proposal are just and reasonable. The Parties request expeditious approval of this Electric Rate Joint Proposal before the end of May 2004.

                      II. Procedural History and Overview

     RG&E's current electric rates were approved by the Commission in March 2003.\1 On May 16, 2003, RG&E filed revisions of its several Schedules for electric service (the "Electric Rate Filing"), which were designed to produce an annual increase in electric rates of $105.048 million. On August 29, 2003, RG&E filed revisions and corrections to its May 16, 2003 filing, reducing the electric revenue requirement increase by $7.3 million (to $97.726 million). In addition, in accordance with Ordering Paragraph 4 of the Order, on June 5, 2003, RG&E filed tariffs and accompanying testimony unbundling its electric costs and rates (the "Electric Unbundling Filing"). Staff and intervenors filed direct testimony on December 31, 2003. On January 14, 2004, RG&E filed further revisions and corrections. The Company submitted the majority of its rebuttal testimony on January 15, 2004, and the remainder on January 18, 2004. Hearings were held from


_____________________
1/ Case 02-E-0198, Proceeding on Motion of the Commission as to the Rates, Charges, Rules and Regulations of Rochester Gas and Electric
     Corporation for Electric Service, Order Adopting Recommended Decision with Modifications (issued March 7, 2003) (the "Order").

February 9, 2004 through February 23, 2004. On February 27, 2004, RG&E filed its revised electric revenue requirement calculation. According to that calculation, the Company changed its electric revenue increase by $17.717 million to $80.009 million.

     Administrative Law Judge ("ALJ") Robert R. Garlin was designated as a Settlement Judge for this proceeding. In ALJ Garlin's absence, ALJ Gerald Lynch presided as a Settlement Judge. On July 17, 2003, RG&E duly notified the Commission and interested parties of its intention to enter into settlement discussions regarding the Electric Rate Filing. Settlement and technical conferences were held, with appropriate advance notice to all parties, on June 9, and 23, 2003; July 14, 17, and 28, 2003; and August 11 and 28, 2003. After
RG&E and Staff submitted various proposals, ALJ Garlin circulated a "straw man" proposal on August 28, 2003. The parties engaged in subsequent settlement conferences on October 16, 30, and 31, 2003; November 6, 7, 13, 17, 18 and 19, 2003; December 12, 2003; January 27, 28, and 29, 2004; and March 2, 3, and 4,
2004. On November 19, 2003, the Parties reached a detailed and comprehensive agreement in principle resolving all issues in Cases 03-E-0765 and 02-E-0198. That agreement in principle is memorialized and supplemented by this Electric Rate Joint Proposal.

     Representatives from RG&E; Staff; New York State Consumer Protection Board; Multiple Intervenors; Advantage Energy, Inc.; Amerada Hess Corporation; Energetix, Inc.; Fluent Energy; R.E. Ginna Nuclear Power Plant, LLC; Select Energy New York, Inc.; Small Customer Marketer Coalition; Strategic Energy, L.L.C.; The E Cubed Company, LLC on behalf of Monroe NewPower Corporation; UGI Energy Services, Inc. d/b/a GASMARK; City of Rochester; and Charles A. Straka participated in some or all of those settlement and technical conferences. Settlement conferences and negotiations were conducted in accordance with 16 NYCRR ss. 3.9 and the Commission's Settlement Guidelines, set forth in Opinion No. 92-2.\2


____________________
2/   Cases 90-M-0255 et al., Opinion, Order and Resolution Adopting Settlement
      Procedures and Guidelines, Opinion No. 92-2 (issued March 24, 1991).


     This Electric Rate Joint Proposal freezes base electric rates for the five-year term of the plan at the levels set in the Order. In addition, it provides for establishment of an Asset Sale Gain Account ("ASGA") from the net proceeds of the sale of RG&E's R.E. Ginna Nuclear Power Plant ("Ginna"). From that ASGA, the Company will immediately refund to customers $60 million in cash, with an additional $50 million cash refund to customers in three payments made at the start of the second through fourth years of the rate plan. In addition, this Electric Rate Joint Proposal promotes competition by offering customers enhanced choice and flexibility through multiple commodity options. It also imposes more stringent service quality targets and revenue adjustments to ensure that RG&E continues to provide a high quality of service and reliability.

                                   III. Term

     1. Except as otherwise noted herein, the provisions of this Electric Rate Joint Proposal will become effective on January 1, 2004 and continue for a term of five years through December 31, 2008. The following terminology describes each such year:

                 Year One         Year beginning January 1, 2004

                 Year Two         Year beginning January 1, 2005

                 Year Three       Year beginning January 1, 2006

                 Year Four        Year beginning January 1, 2007

                 Year Five        Year beginning January 1, 2008



     2. RG&E may file on or before February 1, 2008 for new electric rates to become effective January 1, 2009 or thereafter.

     3. All Electric Rate Joint Proposal provisions listed in Appendix A will not continue beyond December 31, 2008 unless and until a new electric rate plan has been approved by the Commission.

     4. To the extent that RG&E has not filed for new electric rates to become effective January 1, 2009, the Company, after consultation with Staff, will submit a filing by February 1, 2008 for approval by the Commission regarding the continuation of this

Electric Rate Joint Proposal consistent with Section III.3. Such filing will include proposed capital expenditures and pension costs for the post-2008 period.

                   IV. Revenue Requirement and Delivery Rates

     1. From January 1, 2004 through April 30, 2004, RG&E will bill customers its current bundled rates, which were approved in Case 02-E-0198, and are designed to produce approximately $531.1 million in annual revenues.

     2. From May 1, 2004 through December 31, 2004, RG&E will bill customers a bundled rate and an Electric Supply Reconciliation ("ESR") charge or credit, as provided for in Section V. Beginning May 1, 2004, RG&E will hold delivery rates constant and, as provided for in Section IX, will implement a Retail Access Surcharge ("RAS"). Based upon forecast migration rates beginning May 1, 2004, the aggregate annual amount to be collected through the RAS is estimated to be $7.4 million. Accordingly, RG&E's total annual retail revenue beginning May 1, 2004 will be approximately $538.5 million. After the implementation of the RAS on May 1, 2004, RG&E's delivery rates, which are set to recover a delivery revenue requirement of $247.6 million in Year One (as shown in Appendix B and Appendix E), will be fixed for the term of this Electric Rate Joint Proposal.

     3. Upon the sale of Ginna, customers will immediately receive a $60 million cash refund and, over the second through fourth years of the Electric Rate Joint Proposal, an additional $50 million refund, as further described in Section VIII.

     4. Beginning January 1, 2005, RG&E will implement unbundled rates and implement the commodity supply options described in Section VII.

     5. Appendix B sets forth RG&E's bundled and delivery rates, billing units and total retail revenues.

     6. Appendix C sets forth the annual amortization amounts for regulatory assets and liabilities.

     7. Appendix D sets forth the annual accrual amounts for reserve accounts.

                                V. Supply Rates

     1. From January 1, 2004 through December 31, 2004, RG&E will bill customers a bundled rate. From May 1, 2004 through December 31, 2004, the bundled rate will be subject to an ESR charge or credit. The supply component included in RG&E's bundled rates will be set in the following manner:

          a.   Fixed supply component
               ----------------------

               (i) Effective January 1, 2004, RG&E will recover the fixed supply costs set forth in Appendix E. The fixed supply costs may be reduced as set forth in Section VIII.

               (ii) Effective May 1, 2004, annual decommissioning costs will be set and held constant at $7.282 million. Annual depreciation costs associated with Ginna\3 will be calculated on a remaining life basis beginning in May 2004 over a period that includes a 20-year life extension. These costs are based upon the assumption that the Nuclear Regulatory Commission ("NRC") will approve RG&E's request to extend Ginna's license for a 20-year period. If the NRC modifies or rejects RG&E's request, RG&E will be permitted, after submitting a request to the Commission and obtaining Commission approval, to recover the shortfall created by any such NRC modification or rejection. In such a circumstance, the Parties will be given an opportunity to examine and seek adjustment of decommissioning expense, depreciation and other potential rate moderators contained in such request to the Commission. RG&E is authorized to defer such shortfall until the Commission approves its recovery.

          b.   Variable supply component
               -------------------------

               (i) Effective May 1, 2004, variable supply costs, as provided in Appendix E, will be set to recover $56.545 million


___________________
3/ On November 24, 2003, RG&E executed the R.E. Ginna Nuclear Power Plant Asset Purchase Agreement by and among RG&E, as Seller, Constellation Generation Group, LLC, as Buyer, and Constellation Energy Group, Inc., as Buyer's Parent ("APA"). The closing of the transaction is targeted for June 30, 2004. As part of the transaction, RG&E and an affiliate of Constellation Generation Group, LLC, Constellation Power Source, Inc., executed a Power Purchase Agreement for a term of ten years.

                    (excluding Gross Receipts Tax ["GRT"]) on an annualized basis, which amount includes the net credit related to the 2005 Ginna refueling accrual and amortization of $4.546 million. Differences, if any, between the actual variable supply costs incurred and the amount embedded in rates will be reconciled, and any overcollection or undercollection will be returned or collected, respectively, through the ESR. Any amortization and accrual entry relating to the 2005 Ginna refueling outage will be reversed to the ASGA established in Section VIII if Ginna is sold prior to such outage.

               (ii) If the Ginna sale pursuant to the APA closes during 2004, actual variable supply charges to be reconciled through the ESR mechanism described in Section V.2 will be adjusted for Ginna-related charges. As shown on Appendix E, page 2, the actual annual variable supply costs will be reduced by $123.5 million (equating to a monthly reduction of $10.29 million), which figure represents the sum of the amounts for avoided operating and maintenance ("O&M") costs, depreciation, decommissioning costs, property taxes, interest, equity return and income taxes related to Ginna that are contained in the fixed supply component. The actual monthly variable supply costs will fully reflect the capacity and energy purchased under the ten-year Power Purchase Agreement ("PPA") pursuant to the APA, offset by the use of the ASGA as shown in Appendix J.

     2. Beginning May 1, 2004, the ESR will reconcile the difference between the actual net variable supply cost and the variable supply costs embedded in rates for fuel, purchased power energy and capacity, transmission contracts, ancillary services, wholesale revenues, accrual for and amortization of Ginna replacement purchased power and the Market Based Backout Credit ("MBBC"). The amount in rates, representing the basis for monthly reconciliation, expressed in cents per kilowatt-hour ("kWh"), is developed in Appendix F. On a monthly basis, RG&E will compare the actual net cost of the above items with the product of the actual kWh sales for that month times this cents per kWh cost factor. The difference and the associated gross revenue taxes will be returned to customers or recovered from customers monthly based on a two-month lag. Any over/under collection during the months of May, November and December 2004 will be returned to customers or recovered from customers through the ASGA established in Section VIII.

     3. Beginning January 1, 2005, RG&E's rates will be unbundled and RG&E will implement the commodity supply options described in Section VII. The unbundled rates will reflect the following:

          a.   The delivery rates established in Section IV above.

          b. The non-bypassable charge ("NBC") determined in accordance with
Section VII.5 and Appendix G.

          c.   Commodity charges determined in accordance with Section VII.

     4. The NBC effective as of January 1, 2005 will reflect the sale of Ginna if Ginna is sold prior to January 1, 2005. Except as set forth in Sections VII.6 and VII.7, the NBC will be adjusted under two circumstances. The first circumstance will be if the Ginna sale pursuant to the APA closes after December 31, 2004. The second circumstance will be on January 1, 2008 if the Russell Generating Station ("Russell") is retired at the end of 2007.

          a.   If the Ginna sale closes after December 31, 2004:

               (i) The fixed supply component of the NBC will be reduced by $123.5 million annually (equating to a monthly reduction of $10.29 million), which figure represents the sum of the monthly amounts for avoided O&M costs, depreciation, decommissioning costs, property taxes, interest, equity return and income taxes related to Ginna; and

               (ii) The variable supply component of the NBC will be adjusted to remove the market value of the output of Ginna and the fuel cost of Ginna, and to include the costs net of the market value of the PPA executed between RG&E and the purchaser of Ginna, as shown in Appendix H, offset by the amortization of the ASGA as shown in Appendix J.

          b.   Upon the retirement of Russell:

               (i) The fixed supply component of the NBC will be reduced by $37.5 million annually (equating to a monthly reduction of $3.125 million), which figure represents the sum of the amounts for avoided O&M costs, depreciation, other taxes, interest, equity return and income taxes related to Russell;

               (ii) The fixed supply component of the NBC will be increased by an amount representing the amortization and related return and income taxes, if any, pertaining to a regulatory asset created as a result of the retirement of Russell;

               (iii) The variable supply component of the NBC will be adjusted to remove the market value of the output of Russell and the fuel and emissions costs of Russell; and

               (iv) Any costs related to Russell continuing after its retirement
                    (property taxes, residual O&M, decommissioning and remediation) will continue to be recovered through the NBC.

                     VI. Earnings Sharing Mechanism ("ESM")

     1. RG&E electric earnings for earnings sharing purposes will be based on total regulated electric cost of service earnings (delivery and supply).

     2. RG&E electric earnings for earnings sharing purposes will be measured on a calendar year basis beginning January 1, 2004. RG&E's total regulated electric cost of service earnings (delivery and supply) exceeding a 12.25% return on equity ("ROE") threshold, which may increase up to a 12.50% ROE threshold as set forth in Section IX.9, will be shared on an equal percentage basis (50%/50%) between customers and shareholders.

     3. The following items will be included/excluded from electric cost of service earnings (but which may be considered in operating earnings under the Uniform System of Accounts ["USOA"]) for purposes of the earnings test:

          a.   Included items in the earnings test are:

               (i)  Gains and losses on the sale of property;

               (ii) All actual merger savings and costs, including the
                    amortization of merger synergy costs-to-achieve except pension and Other Post-Employment Benefit ("OPEB") costs/income that are included in Section VI.3.a.iv;

               (iii) Items Subject to Reconciliation and Exogenous Costs that are not deferred for future recovery in accordance with
                    Section X and Section XII, respectively;

               (iv) Pension and OPEB costs/income, including gains and losses, net of deferrals pursuant to the Commission's Policy Statement enunciated in Case 91-M-0890,\4 as further defined in Section XIII;

               (v) Revenues and costs of generation assets and liabilities, including generation in rate base;

               (vi) All other revenues and prudently incurred expenses
                    considered part of the electric cost of service earnings;

               (vii) Any ASGA credits recorded as income other than those specifically associated with Ginna sale incentive in
                     Section VIII.1.g.;

               (viii) Credits from the excess earnings calculation from rate year 5 of the Amended and Restated Settlement Agreement dated October 23, 1997 (the "COB2 Settlement"),\5 that are used in Section XV.1.b.i to offset 2003 Ginna Replacement Purchased Power Costs in Section XV.1.b.i, which are also included;

               (ix) Amortization of call premiums associated with
                    recapitalization under Section VIII.1.i;

               (x) Interest expense and income taxes synchronized with the capital structure resulting from any change in the equity ratio resulting from an actual equity ratio exceeding 45%; and

               (xi) Refunds.

          b.   Excluded items in the earnings test are:

               (i)  Allowance for Funds Used During Construction;

               (ii) Deferral of any shared earnings (income statement and balance sheet) pursuant to this Section VI;

______________________
4/ Case 91-M-0890, In the Matter of the Development of a Statement of Policy Concerning the Accounting and Ratemaking Treatment for Pensions and Post Retirement Benefits Other than Pensions, Statement of Policy Concerning the Accounting and Ratemaking Treatment for Pensions and Post Retirement Benefits Other than Pensions (issued September 7,
     1993).

5/   Case 96-E-0898.

               (iii) Shareholder incentives, including generation divestiture incentives, and revenue adjustments pursuant to the incentive mechanisms in this Electric Rate Joint Proposal;

               (iv) Interest accrued on any deferred revenue or costs that result during this Electric Rate Joint Proposal;

               (v) Any interest accrued on any ASGA established under Section VIII.1.a and on any regulatory asset created under Section VIII.1.k;

               (vi) The average unamortized balance of the ASGA net of tax will not be used to offset rate base;

               (vii) The economic value of the pension amount identified in
                    Section XV.3.e.i;

               (viii) All other amounts charged to Other Income and Deductions consistent with the USOA not considered part of the electric cost of service earnings;

               (ix) Any portion of direct RG&E officer compensation and bonuses and any portion of officer compensation and bonuses allocated to RG&E that are determined by the Commission to be excessive or abusive when compared to industry norms for officer compensation;

               (x)  Interest on Temporary Cash Investments ("TCIs"); and

               (xi) Prior period adjustments related to periods preceding this
                    Electric Rate Joint Proposal whose earnings impact exceeds $2 million per year.

     4. The amount of common equity used for measuring earnings sharing will be the lower of:

          o Actual Average Rate Base times RG&E's actual average equity ratio or

          o    Actual Average Rate Base times 45%.

Actual Average Rate Base excludes non-operating amounts (including, but not limited to, TCIs, Interest-Bearing Construction Work in Progress ["IB-CWIP"], non-operating assets [e.g., investments in affiliates] and interest-bearing operating assets/liabilities [e.g., ASGA]) and does not reflect an Earnings Base/Capitalization adjustment.

     The amount of common equity used for measuring earnings sharing will be further limited so that the sum of the common equity used in the Electric earnings test and the common equity used in the Gas earnings test (pursuant to the Gas Rate Joint

Proposal submitted in Case 03-G-0766) does not exceed RG&E's aggregate actual average common equity.

     In the event the Company's aggregate actual average equity ratio is greater than 45%, the dividend restrictions included in the order approving the formation of RGS Energy Group, Inc. ("RGS")\6 are waived until the Company's aggregate actual average equity ratio is at or below 45%. RG&E is also granted authority to buy back common equity with the proceeds of the asset sale for the purpose of realigning capital structure.

     5. The incremental costs of all new RG&E long- and short-term debt that are recovered from ratepayers must be at the lower of the actual cost or the cost implied by RG&E's current bond ratings (Moody's: Baa1; S&P's: BBB+). In the event that circumstances at Energy East Corporation ("Energy East") inhibit RG&E's ability to raise capital or cause its bonds to be downgraded from current levels for a period of one year, the Commission reserves its right to reexamine the terms of this Electric Rate Joint Proposal and consider remedies, after hearing, such as dividend restrictions or further structural separation, to preserve RG&E's stand-alone financial condition. In the event of such downgrade or market foreclosure, RG&E must make a filing to the Commission within 30 days of the event outlining the actions underway to preserve RG&E's stand-alone financial position.

     6. If in any historic consecutive 12-month period ending on a quarter during the term of this Electric Rate Joint Proposal, commencing with the calendar year beginning January 1, 2004, RG&E electric earnings fall below an ROE of 8.5%, exclusive of one-time events or one-time prior period adjustments, RG&E may petition for rate relief.

     7. The customers' share of RG&E's annual electric earnings exceeding the earnings-sharing threshold stated above will first be used to recover any incentive

________________
6/   Case 96-E-0898, In the Matter of Rochester Gas and Electric
     Corporation's Plans for Electric Rate/Restructuring Pursuant to Opinion No. 96-12 ("Case 96-E-0898"), Order Approving Petition Regarding Formation of Holding Company Subject to Modifications and Conditions (issued February 5, 1999) ("Holding Company Order").

achieved under Section IX.9. Any remaining customers' share of RG&E's annual electric earnings exceeding the earnings sharing threshold will be added to the ASGA and interest will begin to accrue at the rate specified in Section VIII.1.d measured at the midpoint of each earnings sharing period.

     8. This Joint Proposal is premised upon RG&E's existing ratemaking and accounting principles and methods, including allocation methods (both RG&E and corporate allocation methods), with the exception of the change in school property taxes, as described in Section XV.3.e. Changes in ratemaking and accounting, including allocation methods, exceeding $1 million per year will be reported and treated as described in Section XXI.3. For ESM purposes, however, in the event of any material accounting change (as described in New York Codes, Rules and Regulations, Chapter 16, Part 48), RG&E's earnings may be adjusted to reflect accounting in effect prior to the change.

                              VII. Supply Options

     1. Commodity Rate and Enrollment Periods
        -------------------------------------

          a. Listed below are the first four commodity rate periods and their respective enrollment periods:

Commodity Rate Period                   Enrollment Period
---------------------                   -----------------
January 1, 2005 - December 31, 2005     October 1, 2004 - December 31, 2004
January 1, 2006 - December 31, 2006     October 1, 2005 - December 31, 2005
January 1, 2007 - December 31, 2007     October 1, 2006 - December 31, 2006
January 1, 2008 - December 31, 2008     October 1, 2007 - December 31, 2007


Subsequent commodity rate periods and their respective enrollment periods will continue the above pattern unless modified by the Commission.

          b. All customers will receive delivery service from RG&E.

          c. All eligible customers will have four rate options for each commodity rate period. Eligible customers are defined as those who are not taking service under a special contract or receiving an incentive or discounted rate which by its terms would preclude eligibility. Any eligible customer may elect during the applicable enrollment period to take one of the following four options:

               (i) Commodity service from an energy services company ("ESCO") under the ESCO Price Option ("EPO");

               (ii) Fixed price commodity service from RG&E under its Fixed
                    Price Commodity Option ("FPO");

               (iii) Variable price commodity service from RG&E under its
                    Variable Price Commodity Option ("VPO"); or

               (iv) Commodity service from an ESCO under the FPO using the MBBC and the retail access credit described in Section VII.1.e.

          d. All eligible customers taking supply service from RG&E prior to the beginning of the applicable enrollment period who do not affirmatively choose a rate option will receive the VPO from RG&E as their default service. Eligible customers already taking service from an ESCO prior to the applicable enrollment period who do not affirmatively choose a rate option will receive the EPO as their default service, unless that ESCO notifies RG&E no later than two weeks prior to the end of the applicable enrollment period of its intention to either switch customers to an FPO with an MBBC and the retail access credit or return customers to RG&E with the customers' consent. Any returned customers will be notified of their options under RG&E service and defaulted to the VPO service should they fail to make an election.

          e. The MBBC will include energy measured at the day-ahead market price using the same method as that used in the then-current retail access program. Any adjustments for customers' share of the difference between actual system usage and deemed load shape will be reflected in the MBBC. The MBBC will also include unforced capacity and unforced capacity reserves and losses. For time-of-use ("TOU") and interval-metered customers, the capacity-related portion of the MBBC will be reflected during on-peak hours. The MBBC will not include those ancillary services that are recovered in the NBC. In addition to the MBBC, eligible customers will receive a retail access credit of 5 mills per kWh unless and until replaced by the Commission in the Unbundling Track.\7 If the retail access credit is changed in the Unbundling Track, it is the Parties' intent that the retail access credit will continue to be one mill per kWh higher for those customers electing the FPO with the MBBC option.

          f. At any time during any one-year commodity rate period, any eligible customer taking service from RG&E through the VPO option either by choice or by default can switch to an ESCO under EPO. At any time during any one-year commodity rate period, any eligible customer taking commodity service from an ESCO under the EPO either by choice or by default can switch to VPO service from RG&E. At no time during any one-year commodity rate period may an eligible customer taking service from RG&E through the VPO option either by choice or by default switch to the FPO. Customers affirmatively electing the FPO may only switch to the FPO using the MBBC and retail access credit service during such one-year commodity rate period.

          g. During each one-year commodity rate period, eligible customers returning to RG&E from ESCO service under the EPO option will return to the VPO option. Eligible customers returning to RG&E from ESCO service under the FPO using the MBBC option will receive the FPO from RG&E. New customers may elect to receive service under any of the four commodity options. For new customers, the FPO price will be adjusted every April to reflect any increase in the cost of fixed price service that may have occurred since October 1 of the year preceding each commodity rate period, but in no instance will the adjusted FPO rate be lower than the original rate.

     2. VPO Pricing
        -----------

          a. The VPO rate will include charges for energy, capacity, capacity reserves, line losses, company use and unaccounted for energy based on class load

________________
7/ Case 00-M-0504, Proceeding on Motion of the Commission Regarding Provider of Last Resort Responsibilities, the Role of Utilities in Competitive Energy Markets, and Fostering the Development of Retail Competitive Opportunities - Unbundling Track ("Unbundling Track").

shapes, an interval meter option for customers taking service under service classification ("SC") 8 (Real Time Pricing Option) of P.S.C. No. 19 - Electric, standby service and other interval metered services.

               (i) Eligible customers will be charged for energy based on their class deemed load shape using day-ahead prices, as adjusted for their share of the difference between actual system usage and deemed load shape.

               (ii) Eligible customers will be charged for capacity based on their class deemed contribution to peak using the monthly New York Independent System Operator ("NYISO") capacity auction price, including an appropriate adder for capacity reserve responsibility, determined by the monthly NYISO spot market capacity auction. TOU customers will be charged for capacity only during on-peak hours.

               (iii) Eligible customers will be charged for losses, company use and unaccounted for energy by multiplying the energy and capacity costs by a loss factor for their voltage level.

               (iv) Those eligible customers on interval meter service will be charged for the energy component of supply based on their hourly metered usage and the day-ahead market price of energy. Capacity charges will also be based on interval meter data, and recovered only during on-peak hours.

          b. In the event that RG&E determines that it will incur an estimated gain or loss because purchases for these customers were made in the real-time market at prices differing from prices in the day-ahead market, RG&E will credit or recover the full amount of the estimated gain or loss through the NBC from VPO customers.

     3. FPO Pricing
        -----------

          a. The wholesale energy price for on- and off-peak power will be determined on October 1, 2004, and then again on October 1, 2005, October 1, 2006 and October 1, 2007. This price will be based on the average of the previous 20 trading days prices for on- and off-peak power, gathered from all available energy brokers and on-line exchanges that provide permission to use their data for this purpose, for New York Area

'A' of the NYISO Control Area for the forward one-year period beginning January 1 of each applicable commodity rate period. The average of on- and off-peak energy will be calculated by multiplying on-peak by 48% and off-peak by 52% and summing the two results. This result will be adjusted to an Area 'B' price by multiplying the result by the ratio of Area 'B' to Area 'A' hourly spot market prices experienced on average over the 12-month period ending September 15, 2004 and then again ending September 15, 2005, September 15, 2006, and September 15, 2007, in the Day-Ahead New York energy market.

          b. The unforced capacity price in dollars per kilowatt ("kW")-year will be determined on October 1, 2004, and then again on October 1, 2005, October 1, 2006 and October 1, 2007. This price will be based on the average of the previous 20 trading days prices for unforced capacity, gathered from all available energy brokers and on-line exchanges that provide permission to use their data for this purpose, for the New York Rest of State region for the forward one-year period beginning January 1 for each applicable commodity rate period. If such data are unavailable, RG&E will issue a Request for Proposals ("RFP") for 50 megawatts unforced capacity, the results of which will determine the unforced capacity cost.

          c. The unforced capacity price in dollars per kW-year will be divided by 8.76 and the result will be divided by 55% to convert this capacity price to dollars per megawatt-hour ("MWh").

          d. The wholesale energy price will be added to the unforced capacity price. This rate will then be differentiated by rate class based on class contribution to peak for unforced capacity, relative differences in load shape for energy and losses. For TOU customers, capacity charges will be recovered only during on-peak hours. The resulting rates will be multiplied by 135% to determine the fixed commodity price component of the FPO rate by class.

          e. RG&E will make available an estimate of the FPO price based on then current market prices in September of each applicable commodity rate period, to assist ESCOs and customers in the education process and to allow Staff to verify the calculation of the estimates. The final estimates for September 2004, September 2005, September 2006 and September 2007 will be calculated in accordance with
Section VII.3.a and b, provided that RG&E will not be required to conduct an RFP pursuant to Section VII.3.b concerning the final estimates. If the data upon which an estimate is determined, including the September estimates, appear unreasonable because of alleged manipulation of the market or other abusive market practices, RG&E and Staff will confer immediately to establish a reasonable estimate. If the October 1, 2004, October 1, 2005, October 1, 2006 or October 1, 2007 prices calculated in conformance with Section VII.3.a and b unreasonably and substantially deviate from the monthly estimates because of alleged manipulation of the market or other abusive market practices, RG&E and Staff will confer immediately to establish a reasonable price. In the event that Staff and RG&E cannot agree, the matter will be referred to the Commission for resolution.

     4. EPO Pricing - Customers choosing the EPO option will pay to RG&E the fixed delivery rate and the NBC described in subsection 7 below. Such customers will receive commodity service from an ESCO or as a direct customer of the NYISO. Customers on the EPO will receive a retail access credit of 4 mills per kWh unless and until replaced by the Commission in the Unbundling Track.

     5. NBC - Beginning January 1, 2005, all customers will pay an NBC regardless of their commodity selection. As shown on Appendix G, the NBC will recover supply-related regulatory assets and will recover specific generation and purchased power-related costs, net of credits for the value of generation and purchased power controlled by RG&E. Customers taking FPO service will receive a fixed NBC, as set forth in Section VII.6. Customers taking EPO or VPO service will receive an NBC that varies each billing period based on NYISO market prices, as set forth in Section VII.7. RG&E will publish annually a forecast of the NBC for the benefit of ESCOs wishing to offer a fixed priced product. RG&E will make this forecast available to customers on its website.

     6. NBC for FPO service - Those customers taking FPO service will pay an NBC equal to the sum of the following components:

          a. The annual fixed costs of RG&E owned-generation and generation related regulatory assets will be set equal to $233.7 million beginning January 1, 2005, unless adjusted by Section VIII.2. The fixed costs are provided in Appendix E. These fixed costs will be recovered through a fixed rate component of the NBC that averages 3.24 cents per kWh (i.e., $233.7 million divided by 7,214,694,062 kWh); and

          b. As further described in Appendices E and G, the following costs and values will be forecast and established on October 1, 2004, to be effective January 1, 2005, and fixed for the first commodity rate period, and then reforecast and established on October 1 of each subsequent commodity rate period, to be effective January 1 of the next commodity rate period, and fixed for that next commodity rate period:

               (i) Variable costs of RG&E-owned generation, which costs are fuel, emissions costs net of emissions allowance values and applicable taxes;

               (ii) Transmission-related costs and revenues, and allocated uncollectible costs associated with electric supply;

               (iii) The value of the output of the RG&E-owned generation, which is energy, capacity and ancillary service value. The value will be based on a forecast of output applying the market prices used in the development of the FPO option;

               (iv) Ancillary services (excluding Schedule 4 - Energy Imbalance)
                    and New York Power Authority ("NYPA") Transmission Adjustment Charge ("NTAC") costs. RG&E will reimburse ESCOs for NTAC costs and for the following NYISO ancillary services: a) Scheduling, System Control and Dispatch ("Schedule 1"); b) Reactive Supply and Voltage Control ("Schedule 2"); c) Regulation and Frequency Response ("Schedule 3"), d) Operating Reserve, Spinning Reserve and Supplemental Reserve ("Schedule 5"); and e) Black Start ("Schedule 6"). RG&E will reimburse ESCOs for each of these services at the same rate charged to RG&E by the NYISO. RG&E will not reimburse an ESCO for those charges or penalties assessed to the ESCO because of the individual ESCO practices; and

               (v) The net value of NYPA, Nine Mile 2 and Ginna purchased power contracts. The net value will be based on a forecast of the output and contract costs, and the market prices used in the development of the FPO. The value of the NYPA power will be streamed to residential customers as required.

               (vi) The fixed NBC will be reduced by the amortization of the
                    ASGA as illustrated in Appendix J. The amortization will be forecasted and fixed annually to reflect the net change in Ginna-related supply costs as illustrated in Appendix J.

     7. NBC for EPO and VPO service - Those customers taking EPO or VPO service will pay a variable NBC to recover the following components:

          a. The annual fixed costs of RG&E owned-generation and generation related regulatory assets will be set equal to $233.7 million beginning January 1, 2005, unless adjusted by Section VIII.2. The fixed costs are provided in Appendix E. These fixed costs will be recovered through a fixed rate component of the NBC that averages 3.24 cents per kWh (i.e., $233.7 million divided by 7,214,694,062 kWh);

          b. Allocated uncollectible costs associated with electric supply will be forecast and established on October 1, 2004, to be effective January 1, 2005, and fixed for the first commodity rate period, and then reforecast and established on October 1 of each subsequent commodity rate period, to be effective January 1 of the next commodity rate period, and fixed for that next commodity rate period; and

          c. The following costs and values will be flowed through the NBC as actually incurred on a monthly basis, subject to true-up in subsequent months:

               (i) Variable costs of RG&E-owned generation, which costs are fuel, emissions costs net of emissions allowance values and applicable taxes;

               (ii) Transmission-related costs and revenues;

               (iii) The value of the output of the RG&E-owned generation, which is energy, capacity and ancillary service value. The



                    value will be based on the actual output applying the NYISO locational market prices;

               (iv) Ancillary services (excluding Schedule 4 - Energy Imbalance)
                    and NTAC costs will vary and be reconciled on a monthly basis. RG&E will reimburse ESCOs for NTAC costs and for the following NYISO ancillary services: a) Scheduling, System Control and Dispatch ("Schedule 1"); b) Reactive Supply and Voltage Control ("Schedule 2"); c) Regulation and Frequency Response ("Schedule 3"), d) Operating Reserve, Spinning Reserve and Supplemental Reserve ("Schedule 5"); and e) Black Start ("Schedule 6"). RG&E will reimburse ESCOs for each of these services at the same rate charged to RG&E by the NYISO. RG&E will not reimburse an ESCO for those charges or penalties assessed to the ESCO because of the individual ESCO practices; and

               (v) The net value of NYPA, Nine Mile 2 and Ginna purchased power contracts. The net value will be based on the actual output and contract costs, and the actual NYISO locational market prices. The value of the NYPA power will be streamed to residential customers as required.

          d. The variable NBC will be reduced by the amortization of the ASGA as illustrated in Appendix J. The amortization will be forecasted and fixed annually to reflect the net change in Ginna-related supply costs as illustrated in Appendix J.

     8. Commodity Rate and Enrollment Periods Beyond December 31, 2008
        --------------------------------------------------------------

          The fixed costs of RG&E generation and generation-related assets for periods beyond December 31, 2008, will be the amounts depicted on Appendix E, as adjusted in conformance with Sections V.4 and VIII.1.a.

                                VIII. Generation

     1. Divestiture - When Ginna is sold pursuant to the APA, the following adjustments will be made:

          a. To the extent that the remaining net proceeds of the divestiture exceed the remaining book value of Ginna at the time of the sale, RG&E will establish an ASGA to record the remaining net after-tax gain created by the sale (excluding RG&E's retention of the amounts as set forth in Sections VIII.1.e and h and Appendix I) and to capture the return to RG&E of any balance of the excess decommissioning trust funds made available as a result of the sale of Ginna net of any costs incurred to make those funds available.

          b. From the ASGA, $60 million will be immediately refunded in cash to all delivery customers as soon as practicable after the financial closing for the sale of Ginna. Such refund will be distributed in cash on a volumetric basis considering customers' usage over the prior twelve-month period ending thirty days prior to the financial closing of the sale. Within 30 days of the execution of this Electric Rate Joint Proposal, the Company will propose an implementation process for discussion with the Parties, which process will be filed before May 1, 2004 for approval by the Commission.

          c. In addition to the $60 million refund discussed in subsection b above, $50 million will be refunded in cash to all delivery customers as soon as practicable after January 1 of Years Two through Four of the Electric Rate Joint Proposal in the following amounts: $25 million in Year Two, $15 million in Year Three and $10 million in Year Four. The refund of the $50 million will be distributed in cash on a demand basis considering customers' usage as soon as practicable over the previous calendar year. Within 30 days of the execution of this Electric Rate Joint Proposal, the Company will propose an implementation process for discussion with the Parties, which process will be filed before May 1, 2004 for approval by the Commission.

          d. The ASGA will accrue interest at the following before-tax rates on the after-tax ASGA balance in each of the years of the Electric Rate Joint
Proposal:

                  --------------------------- ---------------------
                             2004                     5.0%
                  --------------------------- ---------------------
                             2005                     6.0%
                  --------------------------- ---------------------
                             2006                     8.0%
                  --------------------------- ---------------------
                             2007                     9.0%
                  --------------------------- ---------------------
                     2008 and thereafter             10.0%
                  --------------------------- ---------------------

          e. Before the ASGA balance is calculated, up to $6 million of the pre-tax 2003 Ginna Refueling Replacement Purchased Power Costs will be recovered, subject to final reconciliation. The beginning balance of the ASGA, after the $60 million refund described in subdivision b above and the recovery of the $6 million cost described above, is currently estimated at $293.6 million pre-tax in Appendix I.

          f. The $293.6 million ASGA balance will be used to: (i) offset the need for an electric base rate increase in the annual amount of $2 million effective May 1, 2004; (ii) amortize the amounts set forth in subdivision h below; (iii) offset projected rate impacts associated with the PPA as shown on Appendix J; and (iv) refund $50 million in cash to all delivery customers as set forth in subdivision c above.

          g. Any balance remaining in the ASGA at the end of the term of this Electric Rate Joint Proposal can be used, at the discretion of the Commission, for future rate moderation, to recover Items Subject to Reconciliation under
Section X and Exogenous Costs under Section XII or to write down the Nine Mile 2 regulatory asset or RG&E's other electric regulatory assets. The estimated amount of the remaining balance available for this subdivision g is $121.3 million as shown in Appendix J.

          h. As an incentive for having maximized the sale value of Ginna, RG&E will retain 10% of the net proceeds of the divestiture exceeding the remaining book value of Ginna at the time of the sale, up to a maximum incentive of $10 million.

The $10 million after-tax RG&E incentive will be recorded as follows: a $2 million after-tax gain upon closing and then a $2.0 million annual after-tax amortization of the ASGA at the beginning of the last four calendar years of the Electric Rate Joint Proposal. The proceeding instituted pursuant to Section 70 of the Public Service Law ("PSL") will determine whether or not the sale of Ginna is in the public interest. The term "net proceeds" is defined as gross proceeds less applicable divestiture transaction costs and taxes, and excluding realization of excess decommissioning funds.

          i. The net cost of the PPA for capacity and/or energy with the new owner of the facility will be reflected in the NBC.

          j. Notwithstanding anything to the contrary in the Holding Company Order, RG&E is authorized without restriction to utilize, and/or dividend to its parent, any cash proceeds received from the sale of Ginna. Any call/redemption premiums incurred to recapitalize RG&E after the sale will be deferred and amortized over the term of this Electric Rate Joint Proposal.

          k. Appendix I sets forth a preliminary calculation to be used to determine net proceeds and the ASGA balance. An updated calculation will be filed with the Commission within six months of the closing and is subject to audit by Staff and to adjustments by regulatory and taxing authorities.

          l. If Ginna is not sold pursuant to the APA but is sold instead pursuant to a different contract, the corresponding provisions of this Electric Rate Joint Proposal will be modified to reflect the terms of the new contract of sale. If as a result of such alternate sale, the net proceeds of the divestiture are less than the remaining book value of Ginna at the time of the sale, RG&E will record the net after-tax loss created by the sale as a regulatory asset and will recover that net after-tax loss from customers through the NBC. Such recovery will occur over a period as determined by the Commission. Any regulatory asset created under this subsection that is not already reflected in rates will accrue interest at the before-tax rate of 11.0% on the after-tax balance until such time as the asset is reflected in rates.



     2. Generation Rate Treatment

          a. The fixed supply cost component of bundled rates effective January 1, 2004, includes those supply costs provided in Appendix E that are associated with Ginna.

          b. In the event that Ginna is sold on or before December 31, 2004, the fixed supply cost component of bundled rates will be adjusted upon the divestiture of Ginna as described in Section V.1.a. In the event that Ginna is sold after December 31, 2004, the NBC will be adjusted as described in Section V.4.a.

          c. Upon the retirement of Russell, the NBC will be adjusted as described in Section V.4.b.

                               IX. Retail Access

     1. Consistent with the Order and the Commission's Order Extending Full Requirements Option, issued June 30, 2003:\8 RG&E's MBBC applies to all customers until January 1, 2005, when RG&E will implement its unbundled rates with commodity options; RG&E's initial calculation of the MBBC will use day-ahead prices published by the NYISO; and RG&E will use multiple load shape profiles differentiated by service classification. The actual MBBC will be adjusted to reflect allocated differences between the system load shape and the sum of all deemed load shapes.

     2. RG&E will implement the following retail access provisions to enhance competition and facilitate the ability of ESCOs to compete for customers across the RG&E franchise area:

          a. RG&E will replace the single-retailer model with the multi-retailer model effective March 7, 2004 pursuant to the Order.

          b. In connection with the implementation of the multi-retailer model, RG&E will offer ESCOs the option of utility consolidated billing or dual billing.

_____________________
8/ Cases 02-E-0198 et al., supra, Order Extending Full Requirements Option (issued June 30, 2003).

          c. RG&E will comply with the Commission's Billing Orders (Case 99-M-0631).\9

     3. RG&E's retail access credit will be $0.004 per kWh for EPO customers and $0.005 per kWh for FPO with MBBC customers unless and until replaced by the Commission in the Unbundling Track. Effective May 1, 2004, RG&E will collect the amount of retail access credit dollars provided to customers through an RAS on all customer load less $0.001 per kWh for FPO with MBBC customers and less an amount representing short-run avoided costs equal to $0.0003 per kWh beginning once retail access sales exceed 1,656,599 MWh in each calendar year (pro-rated for 2004). Based upon forecast migration rates beginning May 1, 2004, the aggregate annual amount to be collected through the RAS is estimated to be $7.4 million, subject to an annual reconciliation.

     4. In collaboration with interested parties, RG&E will attempt to develop a program to purchase the accounts receivable associated with ESCO sales of retail electric energy within RG&E's service territory. If such a program were implemented, RG&E would purchase the ESCOs' accounts receivable without recourse at a discount acceptable to RG&E. The program would contain provisions to cap RG&E's potential financial exposure against customer non-payment. RG&E would be permitted to defer as a regulatory asset and recover through the ASGA incremental costs associated with the purchase of ESCO accounts receivable. RG&E will defer and increase or decrease the ASGA by the amount of any gains or losses, respectively, associated with the purchase of ESCO accounts receivable for disposition at the end of the term of the Electric Rate Joint Proposal.

     5. RG&E will continue to sponsor the Market Match program annually for interested customers that use 100 kW or more.


________________________
9/ Cases 99-M-0631 et al., In the Matter of Customer Billing Arrangements, Order Relating to Implementation of Chapter 686 of the Laws of 2003 and Pro-Ration of Consolidated Bills (issued June 20, 2003); and Case 99-M-0631, supra, Order Modifying Payment Application Method (issued February 19, 2003) (the "Billing Orders").

     6. RG&E will conduct an annual survey to measure ESCO satisfaction. The responses to this survey will be anonymous and the survey will be administered by a third party.

     7. RG&E will designate an ESCO liaison.

     8. Effective January 1, 2005, the interval meter (Real Time Pricing) option for ESCOs' customers will parallel the options offered customers taking service under RG&E's SC 8 (Real Time Pricing Option) of P.S.C. No. 19 - Electric. Additionally, interval meter data will be used for energy scheduling and balancing as well as the reporting of ESCO's capacity obligations. Eligibility for using interval meter data for scheduling and balancing purposes will be the same whether or not: (i) the customer takes full requirements or standby delivery service; and (ii) the customer purchases commodity from RG&E or an alternate supplier.

     9. RG&E can earn a reward-only incentive of up to 25 basis points for customer awareness of competitive choices and migration. Migration refers to the net incremental residential and commercial customers, from a baseline of 47,796 customers on average for the 12-months ended October 2003, migrating to an ESCO each year of this Electric Rate Joint Proposal. A survey will be used to establish a baseline for customer awareness. The survey and annual targets will be developed collaboratively by the Parties within 30 days of Commission approval of this Electric Rate Joint Proposal and the Gas Rate Joint Proposal submitted in Case 03-G-0766. In any year that RG&E meets or exceeds the targets under this reward-only incentive, the 12.25% ROE earnings sharing threshold set forth in Section VI will be increased by a maximum of 25 basis points to 12.5% ROE.

                       X. Items Subject to Reconciliation

     1. The following costs are subject to reconciliation with the amounts identified in Appendix K:

          a.   Property Taxes;

          b.   Inflation;

          c.   Security Costs; and

          d.   Variable Rate Debt

     2. The amounts identified in Appendix K for Property Taxes reflect a 4% compounded annual growth factor beginning in 2005.

     3. Property Taxes will only be reconciled if the actual Property Taxes are less than 97.5% or more than 102.5% of the amounts identified in Appendix K. In such cases, Property Taxes will be reconciled for the variation that is less than 97.5% or more than 102.5% of the amounts identified in Appendix K.

     4. Property tax refunds, including any interest received less costs to achieve, will be shared between customers and shareholders 85%/15%. The customers' share of property tax refunds will be used to offset any deferred property tax expense, and any remaining amount will be disposed of at the discretion of the Commission.

     5. RG&E will be permitted to defer for future recovery annual inflation (based on GDP-PI) exceeding 4.0% applied to a base of non-reconcilable items provided RG&E's earnings do not exceed 11.25% ROE. To the extent that RG&E's earnings are less than 11.25% ROE, RG&E will be permitted to defer such annual inflation up to 11.25% ROE. The electric inflation bases are shown in Appendix K.

     6. Interest will be accrued at the before-tax rate of 11.0% on the after-tax balance of Items Subject to Reconciliation under this Section X from the date such costs are paid until they are returned or recovered through one of the methods described in Section X.7.

     7. Method of Recovery - Items Subject to Reconciliation under this Section X and the accrued interest will be deferred, and then returned or recovered in the manner set forth below:

          a. RG&E will net all deferred regulatory assets and regulatory liabilities associated with the items identified in Section X.1. The ASGA is not included in such netting.

          b. If a deferred regulatory liability remains after the netting process described in Section X.7.a, RG&E will add the balance to the ASGA.

          c. If a deferred regulatory asset remains after the netting process described in Section X.7.a, then RG&E will first offset the deferred regulatory asset with any accrued liability owed to customers applicable to RG&E's electric business, including, but not limited to, any accrued liability applicable to excess earnings and to any accrued liability created from revenue adjustments associated with the electric Service Quality Performance Program ("SQPP") and electric reliability program described in Section XVII. Any remaining deferred regulatory asset will remain deferred and continue to accrue interest for recovery within a new electric rate plan except as otherwise determined by the Commission in dealing with the ASGA balance, as discussed in Section VIII.1.a.

     8. If RG&E's electric earnings after sharing exceed the 12.25% ROE earnings sharing threshold set forth in Section VI.2, subject to the adjustment set forth in Section IX.9, then the deferral of the combination of Items Subject to Reconciliation under this Section X and Exogenous Costs under Section XII will be further limited by 75% of the incremental electric earnings exceeding the applicable earnings sharing threshold.

                             XI. Reserve Accounting

     1. The following current accounting for environmental site remediation costs will continue for the term of this Electric Rate Joint Proposal:

          a. RG&E's electric rates reflect a $1.4 million annual cost for environmental site remediation.

          b. In each external reporting period, RG&E estimates the liability associated with all known environmental remediation, and adjusts its liability balance, offset by a corresponding adjustment to a regulatory asset account. As of September 30, 2003, the total liability balance (both electric and gas) is approximately $22.4 million, and the total regulatory asset balance (both electric and gas) is approximately $10.7 million. In the event that RG&E does not spend $2.0 million (for both electric and gas) on site remediation in a rate year, the difference (either positive or negative) between the $2.0 million and the amount actually spent will be charged against or credited to the regulatory asset.

          c. To the extent that RG&E receives any insurance proceeds that offset the costs incurred to clean up a remediation site, such proceeds will be credited to the regulatory asset account.

          d. The addition to RG&E's environmental site remediation reserve identified in Section XV.3.e.iv. is to remain separate from the environmental accounting described in this Section XI.1.

     2. RG&E will implement Major Storm reserve accounting in the following manner:

          a. Effective May 1, 2004, RG&E will accrue $2.0 million annually for Major Storms by adding $2.0 million annually to its Major Storm reserve.

          b. Major Storm is defined as a period of adverse weather during which service interruptions affect at least 10% of RG&E's customers within an operating area and/or result in customers being without electric service for a duration of at least 24 hours unless RG&E receives a determination from the Commission that such event does not constitute a Major Storm. Restoration efforts costing less than $250,000 will not be included in the definition of Major Storms and will be charged to RG&E's operating expense. All costs associated with a Major Storm that occur after May 1, 2004 will be charged to the Major Storm reserve. It is the intent of the Parties that RG&E be permitted to seek deferral and recovery for costs associated with Major Storms occurring between the date this Electric Rate Joint Proposal is executed and May 1, 2004. In the event that Major Storm costs exceed the amount in the reserve, RG&E will defer such excess amount as a regulatory asset for recovery through future storm accruals.

     3. All amounts provided for reserves (including decommissioning) are irrevocably dedicated for such purposes, any proceeds must be added to the reserve funds (e.g., insurance reimbursements), and any excess funds must be returned to ratepayers.

                              XII. Exogenous Costs

     1. Accounting, Regulatory, Legislative or Tax Mandates - Unless the Commission permits RG&E to recover such cost increases through a surcharge or directs RG&E to return such cost decreases through a credit, RG&E will be entitled to defer incremental costs or savings resulting from accounting, regulatory, legislative or tax mandates, including audits, occurring during the term of this agreement, as long as the incremental cost of each such mandate exceeds $250,000 pre-tax or the decremental effect of each such mandate exceeds $250,000 pre-tax, subject to the provision of Section XII.3 below. Once an individual cost increase or an individual cost decrease exceeds $250,000 pre-tax, RG&E may defer the total amount of the cost increase or cost decrease.

     2. Exogenous Events - RG&E may defer incremental costs associated with unforeseen and non-recurring events outside its control, including, but not limited to, flood, riot, terrorism, sabotage, war, declaration of a state or federal disaster in the service area and Acts of God. In order to qualify for recovery, such unforeseen and non-recurring events, in the aggregate, must exceed $2.0 million pre-tax annually, subject to the provision of Section XII.3 below. Individual events less than $250,000 will not be included in the determination of the aggregate threshold. Once the total amount of applicable exogenous events in the aggregate exceeds $2.0 million pre-tax annually, RG&E may defer the amount of applicable exogenous events exceeding $2.0 million.

     3. If RG&E's electric earnings after sharing exceed the 12.25% ROE earnings sharing threshold set forth in Section VI.2, subject to the adjustment set forth in Section IX.9, then the deferral of the combination of Exogenous Costs under this Section

XII and Items Subject to Reconciliation under Section X will be further limited by 75% of the incremental electric earnings exceeding the applicable earnings sharing threshold.

     4. Method of Recovery- Exogenous costs under this Section XII and the accrued interest will be deferred, and then returned or recovered in the manner set forth in Section X.7.

                            XIII. Pensions and OPEBs

     1. Beginning January 1, 2004, RG&E will adopt the Commission's policy for pensions and OPEBs (enunciated in Case 91-M-0890). RG&E will defer actual pension and OPEB costs differing from the amounts shown in Appendix L, in conformance with the Policy Statement, except that the deferral calculation will exclude changes associated with the implementation of RG&E's early retirement and involuntary severance programs using a method consistent with that used in Exhibits 17 (Exhibit of RG&E's Actuary) and Exhibit 26 (pages 214-224) filed in Case 03-E-0765. Notwithstanding this exclusion, such changes will be considered costs to achieve under the Commission's Merger Order.\10 The treatment of the economic value of the pension amounts relating to the period July 1, 2003 through December 31, 2003, which is $1.53 million (calculated as if RG&E were on the Commission's policy for pensions as of July 1, 2003), is addressed in
Section XV.3.e(i). The Parties request that the Commission confirm by adoption of this Electric Rate Joint Proposal that RG&E is not required to accrue interest on its OPEB internal reserve, since that reserve is already included as an adjustment to rate base.

     2. The amounts identified in Appendix L for OPEBs reflect a 2% compound annual growth factor beginning in 2005.


___________________
10/ Cases 01-M-0404 et al., Joint Petition of Energy East Corporation, RGS Energy Group, Inc., New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation and Eagle Merger Corp. for Approval of Merger and Stock Acquisition, Order Adopting Provisions of Joint Proposal with Modifications (issued February 27, 2002) ("Merger Order").

                            XIV. Capital Expenditures

     RG&E's electric transmission and distribution ("T&D") capital expenditures (including expenditures for distribution, transmission, interference, general, common and load pocket mitigation including expenditures related to the retirement of Russell) will be set at a presumed level of $280 million during the term of this Electric Rate Joint Proposal. If actual expenditures fall short of this level by more than $25.0 million by the end of Year Five, beginning at the end of Year Five carrying charges at a rate of 25% will accrue to ratepayers on any shortfall. If actual expenditures exceed this level by more than $25.0 million by the end of Year Five, beginning at the end of Year Five carrying charges at a rate of 11% will accrue to RG&E beginning at the end of Year Five on any excess that has not accrued an allowance for funds used during construction.

                XV. Pending Deferral Petitions and Other Matters

     1. RG&E is authorized to defer and amortize the following items for which deferral was requested in 2003:

          a. 2003 Ice Storm Costs\11 - The annual amortization (over approximately ten years, commencing May 1, 2004) will be $2.7 million and recovered in delivery rates, subject to final audit of all such costs and Staff's review of RG&E's storm restoration response. In the event that the Commission finds that certain costs are not recoverable, the Commission may adjust the remaining unamortized balance of deferred 2003 Ice Storm Costs. Any such adjustments will be excluded from the ESM.

          b. 2003 Ginna Refueling Replacement Purchased Power Costs\12

               (i) In final resolution of the excess earnings calculation from rate year 5 of the COB2 Settlement, RG&E will offset excess earnings from the COB2 Settlement with $9.0 million of the 2003 Ginna Refueling Replacement

______________________
11/ Case 03-M-0571, Petition of Rochester Gas and Electric Corporation to Defer, With Interest, Approximately $31.3 Million in Costs of an Ice Storm Beginning on April 3, 2003 and from the Refueling Outage at its R.E. Ginna Nuclear Power Plant, Filed in Case 9187 (dated April 9,
     2003).

12/  Id.

                    Purchased Power Costs. RG&E will use the following accounting treatment to accomplish such offset. First, RG&E will record a liability by taking a charge to income of $9.0 million for the settlement of excess earnings from the COB2 Settlement. Second, RG&E will amortize $9.0 million of the deferred 2003 Ginna Refueling Replacement Purchased Power Costs. Third, RG&E will record a credit to income of $9.0 million, thus reversing the liability established in the first step.

               (ii) Up to $6.0 million of the estimated 2003 Ginna Refueling
                    Replacement Purchased Power Costs will be recoverable through the Ginna ASGA as provided in Section VIII.1.a. RG&E will use the following accounting treatment to accomplish this cost recovery. First, RG&E will record a credit to income and reduce the ASGA balance by up to $6.0 million. Second, RG&E will amortize the remaining balance up to $6 million of the 2003 Ginna Refueling Replacement Purchased Power Costs, which will be recovered as part of the calculation of the ASGA as shown on Appendix I.

               (iii) The $15 million associated with the incremental costs of the 2003 Ginna outage is subject to final audit and Staff's review. The $15.0 million amount associated with the 2003 outage is an estimated, unaudited amount, and the deferral petition by RG&E reflects a more updated amount based on the latest (but not final) information from the NYISO. To the extent that RG&E's final incremental 2003 Ginna outage costs are greater than the $15.0 million identified, RG&E will write off the unrecovered balance.

     2. The following pre-2003 petitions are resolved by RG&E's crediting the Nine Mile 2 regulatory asset by $2.0 million:

          a. In accordance with the Order, the deferred 1998 Labor Day Storm costs were written off against a portion of the excess earnings amount from the COB2 Settlement. The outstanding petition in Case 96-E-0898 is resolved.

          b. In accordance with the Order, the deferred costs accumulated through March 2002 that are associated with the shutdown of Beebee Station Generating

Facility were written off against a portion of the excess earnings amount from the COB2 Settlement. The outstanding petition in Case 96-E-0898 is resolved.

          c. The outstanding petition in Case 96-E-0898 associated with RG&E's deferral of the net costs and loss associated with the Oswego Unit 6 sale is resolved.

     3. Other Matters

          a. The annual amortization of the Nine Mile 2 regulatory asset will remain at the current level of $27.619 million.

          b. Effective May 1, 2004, depreciation-related accounts associated with Russell will be levelized at $13.138 million annually. Upon the retirement of Russell, RG&E will record a regulatory asset equal to the net book value of Russell at the time of retirement and will amortize the Russell regulatory asset at $13.138 million annually. If Russell is not retired and/or rates have not been adjusted downward, Russell amortization or depreciation will continue even after the net book value related to Russell is $0 and any such excess depreciation and/or amortization accruals will be added to a fund to decommission the site.

          c. Effective May 1, 2004, with the implementation of the ESR, 2005 Ginna refueling replacement purchased power costs will be levelized.

          d. The 2003 State Income Tax ("SIT") deferred liability associated with income tax overcollections that occurred after January 15, 2003 (the date on which SIT was included in base rates) will be amortized over approximately five years at $1.0 million annually.

          e. Effective December 31, 2003, RG&E will record all school property taxes to correspond with the applicable school tax period, as set forth in Appendix M. To effectuate this change in accounting, RG&E will establish on January 1, 2004 a prepaid asset and a corresponding deferred liability. The deferred liability, currently estimated to be $12.03 million, will be used as follows and as set forth in Appendix M:

               (i) $1.53 million will be credited to income to offset the economic value of the pension amounts relating to the period July 1, 2003 through December 31, 2003;

               (ii) Up to $2.0 million will be used to recover the incremental costs associated with the blackout that occurred on August 14, 2003 ("2003 Blackout"),\13 subject to final audit and Staff's review of such incremental costs;

               (iii) $2.0 million will be reserved for outreach and education costs over the five-year term of this Electric Rate Joint Proposal associated with the commodity rate periods set forth in Section VII. To the extent that RG&E is required to spend more than $2.0 million for this purpose, RG&E may defer those incremental costs for future recovery. To the extent that RG&E spends $2.0 million or less, RG&E will add the difference between the actual amount spent and $2.0 million to the ASGA;

               (iv) $4.0 million will be added to RG&E's environmental site remediation reserve; and

               (v) $2.5 million will be added to the Major Storm reserve discussed in Section X.6.

          f. Upon Commission approval of this Electric Rate Joint Proposal and the Gas Rate Joint Proposal submitted in Case 03-G-0766 RG&E agrees to withdraw its petition to defer 2002 property tax variances\14 and its petition to implement the terms of the Commission's Policy Statement on Pensions and OPEBs effective January 1, 2003 (Case 03-M-0756).


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13/ Case 03-E-1696, Petition of Rochester Gas and Electric Corporation for permission to defer, with interest, incremental costs associated with the electrical blackout of August 14, 2003, filed in Case 9187.

14/ Case 03-M-0012, Petition of Rochester Gas and Electric Corporation for Permission to Defer Property Tax Variances, Filed in Case 9187.

          g. With the exception of the regulatory asset amortization amount, all other terms of the Joint Proposal associated with the approval of the Nine Mile 2 sale ("Nine Mile 2 Joint Proposal"), which the Commission adopted in an order issued on October 26, 2001 in Case 01-E-0011,\15 remain in effect, including
Section IV(K) dealing with the recovery of any costs associated with a dispute between RG&E and Niagara Mohawk Power Corporation related to RG&E's ongoing payment obligation under a Transmission Exit Agreement, offset by any related credits on RG&E's books.

                          XVI. Outreach and Education

     1. RG&E supports the concept that customer outreach and education is an integral part of the customer service function, and that outreach and education about competitive choices is essential for the successful transition to a competitive electric retail market.

     2. As part of this Electric Rate Joint Proposal, RG&E will continue to carry out existing outreach and education efforts responsive to customers' needs, including awareness and understanding about safety, their rights and responsibilities and general information about RG&E, and retail choice. RG&E will coordinate its customer awareness program with ESCOs.

     3. RG&E will continue its outreach effort to educate customers about electric competition and enhance its outreach effort about the Commission's policy regarding the unbundled bill and the transition to a variable electric supply rate.

     4. RG&E will continue to conduct an annual survey to measure customer awareness and understanding of retail choice and incorporate the results of the survey into its outreach and education plan (submitted to the Department of Public Service annually).

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15/ Case 01-E-0011, Joint Petition of Niagara Mohawk Power Corporation, New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Central Hudson Gas & Electric Corporation, Constellation Nuclear, LLC and Nine Mile Point Nuclear Station, LLC for Authority Under Public Service Law Section 70 to Transfer Certain Generating and Related Assets and for Related Approvals, Order Authorizing Asset Transfers (issued October 26, 2001).

     5. As part of its outreach effort, RG&E will undertake efforts to educate customers and ESCOs about the benefits of aggregation.

     6. RG&E's outreach and education plan outline reflecting the commodity provisions stated in Section VII is set forth in Appendix N, and does not include RG&E's outreach and education efforts under this Section XVI.

                     XVII. Service Quality and Reliability

     1. RG&E's electric SQPP and electric reliability program are comprised of the following measures:

          a. Electric SQPP

               (i)  Retail Billing Accuracy

               (ii) Commission Complaint Rate

               (iii) Estimated Meter Reads

               (iv) Calls Answered Within 30 Seconds

               (v)  Appointments Kept

               (vi) Customer Interaction Service Index

          b. Electric Reliability Program

               (i)  System Average Interruption Frequency Index ("SAIFI")

               (ii) Customer Average Interruption Duration Index ("CAIDI")

     2. A new Commission Complaint Rate target may be implemented by the Commission through a generic review of the Commission's Complaint Rate. The Parties will meet no later than October 1, 2004 to agree upon a PSC Complaint Rate target to be approved by the Commission for implementation as part of the SQPP effective January 1, 2005. If the parties cannot agree on a proposed target, the matter will be presented to the Commission for resolution.

     3. Performance Levels - The target levels set forth in Appendix O are based on RG&E's most recent five-year historical performance, except for the Commission Complaint Rate and the Customer Interaction Service Index.

     4. Revenue Adjustments

          a. The SQPP for RG&E's electric operations will include pre-tax revenue adjustments with a maximum aggregate exposure on a calendar year basis of the amounts set forth in Appendix O. The maximum annual pre-tax revenue adjustment will be $2.5 million, except that no revenue adjustment will attach to the Commission Complaint Rate in Year One. As a result, the maximum annual pre-tax revenue adjustment level will be $2.0 million in Year One to be shared equally among the remaining five service quality measures. The maximum annual pre-tax revenue adjustment will increase to $2.5 million in Year Two and will remain at that increased level thereafter, shared equally among the six service quality measures.

          b. The Parties agree to meet in 2004, if necessary, to determine if modifications are needed for Average Speed of Answer and Customer Satisfaction measures as a result of the adverse customer reaction that may develop because of the introduction of the VPO as the default service under Section VII. If the parties cannot reach agreement on necessary modifications by February 1, 2005, this matter will be presented to the Commission for resolution.

          c. RG&E's electric reliability program will include pre-tax revenue adjustments, shared equally between the CAIDI and SAIFI measures, with a maximum aggregate exposure on a calendar year basis of the amounts set forth in Appendix
O. As described in more detail in that Appendix, the current combined maximum pre-tax annual revenue adjustment level of $2.0 million will increase to $2.5 million in Year One and will remain at that level thereafter.

                         XVIII. Unbundling/Rate Design

     1. This Electric Rate Joint Proposal provides for the following unbundled rates: delivery rates, NBC, supply rates and RAS.

     2. Any further unbundling of RG&E's delivery rates will be in conjunction with the Unbundling Track.

     3. Rate levels will reflect planned expenditures for economic development programs, as provided for in Section XIX.

     4. The current customer charges applicable to customers taking service pursuant to SC 1, SC 2 and SC 4, Schedule 1, of P.S.C. No. 19 - Electric, will be increased by $1.00 per month effective May 1, 2004, and will thereafter remain at that increased rate for the remaining term of this Electric Rate Joint Proposal. As a result of the customer charge increase, energy changes under SC 1, SC 2, and SC 4, Schedule 1 will be reduced. The current customer charges applicable to customers taking service pursuant to SC 3, SC 7, SC 8 and SC 9 of P.S.C. No. 19 - Electric will increase by twice the amount of the current applicable customer charges, and will thereafter remain at that doubled rate for the remaining term of this Electric Rate Joint Proposal. As a result of these customer charges being doubled, the remaining charges under SC 3, SC 7, SC 8 and SC 9 will be reduced, with such reductions allocated to demand charges and energy charges on an equal percentage basis.

     5. RG&E will revise rates for SC 1 - Street Lighting Service of P.S.C. No. 18 in a manner that moves those rates closer to the unit marginal costs contained in the cost of service study that RG&E filed with the Commission on August 18, 2003 ("August 2003 Study") and reflects changes to the study to address Staff and City of Rochester concerns regarding cost study assumptions and revenue allocations to maintain consistency between SC 1 and SC 2 lamp charges. In addition, such rates will not place on any street lighting municipality an increase of five percentage points above the class average percentage increase or $100.00 annually above the amount that would result from the application of the class average percentage increase to the current SC 1 rates, whichever is greater.

     6. RG&E will revise rates for SC 6 - Area Lighting of P.S.C. No. 19 - Electric, and SC 2 - Street Lighting Service - Customer-Owned Equipment and SC 3
- Traffic Signals of P.S.C. No. 18 - Electric, effective May 1, 2004. RG&E will revise the current SC 6 and current SC 3 to reflect no rate increases or changes. SC 2 rates will reflect uniform percent changes to the energy charges as a result of a re-allocation of revenues with SC 1 - Street Lighting Service of P.S.C. No. 18.

     7. The revenues from customers taking Power For Jobs ("PFJ") service will be deemed to be both delivery and NBC revenues for the purpose of setting rates. RG&E will collect the difference between actual and tariffed revenues through the GRT credit. If for any reason the funding of the PFJ program through the GRT credit ceases during the term of this Electric Rate Joint Proposal and is not replaced by another funding mechanism, the actual PFJ program costs will be recovered through the ASGA.

     8. Standby Rates

          a. The standby rates approved by the Commission in Case 02-E-0551\16 will be adjusted to reflect the changes in rates contained in this Electric Rate Joint Proposal. Those revised standby rates will become effective May 1, 2004. The resulting standby rates will be designed in accordance with the methodology set forth in the Standby Order, so that RG&E will recover the requisite bundled revenue requirement in this Electric Rate Joint Proposal, including revenues associated with the ESR and the RAS. The adjusted rates are included in Appendix B.

          b. Standby rates will be subsequently adjusted to reflect the implementation of rate unbundling as set forth in this Electric Rate Joint Proposal. Those subsequently adjusted standby rates will become effective January 1, 2005, and will be subject to reset, based on the change in NBC revenues, each subsequent January 1st encompassed by this Electric Rate Joint Proposal. The resulting standby rates will be designed in accordance with the methodology set forth in the Standby Order, so that RG&E will recover the requisite delivery revenue requirement and NBC revenues. The NBC revenues will be collected over the contract demand and the distribution portion of the as-used demand billing determinants on an equal percentage basis. The NBC revenues applicable to standby service customers will be calculated as part of, and at the

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16/  Case 02-E-0551, Proceeding on Motion of the Commission as to Rochester
     Gas and Electric Corporation's Electric Tariff Filing to Establish a
     New Standby Service in Accordance with
same time as, the annual calculation of NBC revenues for purposes of establishing the charges applicable to the different commodity options. Further, standby customers may choose only RG&E's VPO or an ESCO's EPO commodity option for their electric supply. The standby rates to become effective January 1, 2005 and for each calendar year thereafter will be included as part of an annual compliance filing expected to be submitted on or about October 1st of the previous year.

                           XIX. Continuing Provisions

     1. The resolution in the Order of the following matters will continue during the term of this Electric Rate Joint Proposal:

          a. The accounting of merger costs to achieve and savings;

          b. Affordable Energy;

          c. Low Income Aggregation; and

          d. Economic Development funding of $13.0 million annually.\17 If actual expenditures in a given year fall short or exceed this level of funding, the excess/shortfall will be rolled over into future years. If there is a cumulative excess/shortfall at the end of Year Five, RG&E will treat such excess/shortfall as a regulatory asset or regulatory liability and in the same manner as the other regulatory assets and liabilities created during the term of this Electric Rate Joint Proposal. Should RG&E propose any changes to the Economic Development Plan, RG&E will file a petition seeking Commission approval of the proposed changes.

                            XX. Related Proceedings

     1. Upon Commission approval of this Electric Rate Joint Proposal and the Gas Rate Joint Proposal submitted in Case 03-G-0766 (the "Gas Rate Joint Proposal"),


_______________________________
     Commission Order Issued October 26, 2001 in Case 99-E-1470,
     Order Establishing Electric Standby Rates (issued July 29, 2003) ("Standby Order").
17/ The $13.0 million annual Economic Development funding includes discounts for Economic Development, Industrial Manufacturing Load Retention, Flex Rate Contracts, and programs outlined in the then-current Economic Development Plan.

RG&E will withdraw its petition, brought pursuant to Article 78 of the Civil Practice Law and Rules, in Rochester Gas and Electric Corporation v. Public Service Commission of the State of New York (Index No. 3030-03) (the "Article 78 Proceeding"), and all currently pending petitions for which RG&E has requested cost deferral.

     2. Since oral argument in the Article 78 Proceeding is currently scheduled for April 2004, upon execution of this Electric Rate Joint Proposal and the Gas Rate Joint Proposal, RG&E will request the court to postpone oral argument until after the Commission rules on the two Joint Proposals. If the court does not grant RG&E's request to postpone oral argument, the Company will withdraw its petition when the Commission approves this Electric Rate Joint Proposal and the Gas Rate Joint Proposal. If the court renders its decision but the Commission approves this Electric Rate Joint Proposal and the Gas Rate Joint Proposal, such approval will take precedence and RG&E be deemed to have waived any rights it may have under the Court's decision. Such approval will render the court's decision moot. RG&E agrees, to the extent necessary, to file appropriate papers with the Appellate Division to implement the intent of this subsection.

     3. Upon Commission approval of this Electric Rate Joint Proposal, RG&E will withdraw its January 9, 2004 Petition for Rehearing of the one-Commissioner Procedural Order on Consideration of Rate Issues (issued December 22, 2003), as approved by the Commission in its Confirming Order (issued January 21, 2004), in Cases 03-E-1231 et al.

                          XXI. Reporting Requirements

     1. No later than 90 days after each calendar year of this Electric Rate Joint Proposal, RG&E will file an annual report addressing the following items:

          a. Earnings Sharing (Section VI);

          b. Items Subject to Reconciliation, Reserve Accounting, and Exogenous Costs (Sections X, XI, and XII);

          c. Pensions and OPEBs (Section XIII) - Such report will include the estimated actual pre-merger results of the Pension/OPEB plans for the year (consistent with the methodology of RG&E's Actuary as illustrated in Exhibit 26, pages 214-224 filed in Case 03-E-0765), actual post-merger results of the Pension/OPEB plans for the year (consistent with the methodology of RG&E's Actuary as illustrated in Exhibit 26, pages 214-224 in Case 03-E-0765), the resulting differences that would isolate the effects of the merger, and the calculation of any Pension/OPEB deferral recognized;

          d. Capital Expenditures (Section XIV) - RG&E's compliance filing will report on the amount of RG&E's actual electric capital expenditures, including the cost of upgrades to its T&D facilities required to alleviate the local load pocket conditions and ensure power system integrity resulting from the need to close Russell by 2007, for that calendar year;

          e. Service Quality and Reliability (Section XVII) - The report will include a compilation of the performance for each indicator for the rate year and a determination of the maximum revenue adjustment incurred.

               (i) Auditing - RG&E will maintain and make available upon reasonable notification documentation supporting the measurement of all performance indicators. For those measures where data is automated, documentation may consist of summary information and may not necessarily involve detailed individual physical records;

          f. Affordable Energy (Section XIX.1.b);

          g. Economic Development (Section XIX.1.d) - RG&E compliance filings will detail the prior year's expenditures and the present year's budget, as well as any proposed changes to the Economic Development Plan filed in Case 02-E-0198;

          h. ASGA balances and adjustments (Section VIII);

          i. Retail access performance (Section IX.9) and supporting data for incentive claims; and

          j. RAS amounts collected (Section IX.3).

     2. Generation Rate Treatment (Section VIII.2) - In the event that RG&E divests Ginna after Year One pursuant to Section VIII.2, RG&E will make a filing no later than 90 days after such divestiture on the elements identified in
Section VIII.2.

     3. Changes in Accounting Methods - RG&E will notify the Office of Accounting and Finance no later than 60 days before RG&E makes a material change in accounting methods consistent with regulations.

     4. RG&E will provide Staff with access to accounting and financial data and reports in accordance with Appendix B of the Merger Joint Proposal.\18

     5. RG&E will provide at least 90 days' notice of the retirement of Russell. Rate adjustments associated with such retirement will be made in conformance with Section VIII.2.

                          XXII. Additional Provisions

     1. SFAS 71 - It is the intent of the Parties that RG&E be in compliance with SFAS 71 and be allowed to recover regulatory assets created by the terms and conditions of this Electric Rate Joint Proposal. This intent, however, should not be interpreted as the Commission approving or guaranteeing the recovery of any specific amounts or charges recorded on RG&E's books.

     2. Global Financing Order - The existing Global Financing Order applicable to RG&E (Case 03-M-0178)\19 will be modified to extend through the term of this Electric Rate Joint Proposal.


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18/  Cases 01-M-0404 et al., supra, Joint Proposal (filed January 15, 2002)
      ("Merger Joint Proposal"), as adopted in the Merger Order.

19/ Case 03-M-0178, Petition of Rochester Gas and Electric Corporation for Authority to Issue and Sell not to exceed (1) $600,000,000 principal amount of long-term debt; (2) $100,000,000 of securities to redeem one or more series of outstanding Preferred Stock; and (3) for authority to enter into derivative or other risk management transactions with respect to future financing, Order Authorizing Issuance of Securities (issued August 1, 2003).

     3. Mergers and Acquisitions - In the event of a merger with or acquisition of or by another company which is the subject of a Petition filed jointly or individually by New York State Electric & Gas Corporation, RG&E, RGS or Energy East pursuant to the Public Service Law ("PSL"), the terms of this Electric Rate Joint Proposal will survive any such merger or acquisition. The disposition of incremental net synergy savings resulting from any such other merger or acquisition will be determined in the Commission proceeding relating to such transaction.

     4. Binding Effect of This Electric Rate Joint Proposal

          a. This Electric Rate Joint Proposal is intended to resolve all issues in Cases 96-E-0898, 02-E-0198 and 03-E-0765, including the Electric Unbundling Filing, as well as the proceeding identified in Section XX. Except as set forth herein, none of the Parties is deemed to have approved, agreed to, or consented to any principle, methodology or interpretation of law underlying or supposed to underlie any provision hereof.

          b. Each Party to this Electric Rate Joint Proposal has expressly conditioned its support upon the approval and adoption of this Electric Rate Joint Proposal in its entirety by the Commission. If the Commission does not approve this Electric Rate Joint Proposal in its entirety, or with accepted modifications, or if this Electric Rate Joint Proposal, or Commission order approving same, or any provision of either is modified by a court order which has become final and non-appealable, then each of the Parties reserves the right to withdraw its acceptance of this Electric Rate Joint Proposal by serving written notice on the Commission and the other Parties and to renegotiate and, if necessary, to litigate without prejudice, any or all issues as to which such Party agreed in this Electric Rate Joint Proposal. A Party who so withdraws its acceptance of this Electric Rate Joint Proposal will not be bound by its provisions, and this Electric Rate Joint Proposal will be null and void as to such Party.

          c. It is the intent of the Parties that the provisions of this Electric Rate Joint Proposal shall apply and be binding only with respect to the matters that are the subject of these proceedings. No provision of this Electric Rate Joint Proposal shall be cited or relied upon as precedent for any purpose other than the disposition of matters expressly governed by this Electric Rate Joint Proposal.

     5. Compliance with This Electric Rate Joint Proposal - If during the term of this Electric Rate Joint Proposal any Party believes that RG&E is in noncompliance with the terms of this Electric Rate Joint Proposal, such Party will notify RG&E and has the right, but not the obligation, to inform Staff of its concern(s). Upon receiving that Party's concern(s), RG&E will have a reasonable opportunity to address the concern(s) of the Party. If the Party's concern(s) is(are) not addressed to the reasonable satisfaction of the Party, the Party will have the right to bring the Party's concern(s) before the Commission.

     6. Effect of Commission Approval

          a. The Parties agree and request that the Commission find upon approving this Electric Rate Joint Proposal that: (a) this Electric Rate Joint Proposal is in the public interest; and (b) the rate provisions of this Electric Rate Joint Proposal are just and reasonable.

          b. The Commission's authority to act on the level of RG&E's base electric rates is reserved in the event of unforeseen circumstances that, in the Commission's opinion, render RG&E's actual electric return on equity unreasonable or insufficient for the provision of safe and adequate service at just and reasonable rates. The Parties intend that in such circumstances the Commission should act to ameliorate such substantial impact in order to ensure customers are paying just and reasonable rates and to provide RG&E an opportunity to earn a reasonable return on its investment, as envisioned by this Electric Rate Joint Proposal.

          c. No provision of this Electric Rate Joint Proposal or the Commission's approval of this Electric Rate Joint Proposal will in any way abrogate or limit the Commission's statutory authority under the PSL. The Parties recognize that any Commission approval of this Electric Rate Joint Proposal does not waive the Commission's ongoing rights and responsibilities to enforce its orders and effectuate the goals expressed therein, nor the rights and responsibilities of Staff to conduct investigations or take other actions in furtherance of its duties and responsibilities.

     7. Captions - All titles, subject headings, section titles and similar items herein are provided for the purpose of reference and convenience only and are not intended to affect the meaning, the content or the scope of this Electric Rate Joint Proposal.

     8. Execution - This Electric Rate Joint Proposal may be executed in counterpart originals and will be binding upon each signatory Party when its executed counterpart is filed with the Secretary of the Commission.